

10013281

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

A. Full title of the Plan:

Aetna 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156
EIN: 23-2229683

REQUIRED INFORMATION:

The following documents for the plan are set forth on page 2 and in Exhibit I:

Consent of Independent Registered Public Accounting Firm
Exhibit I: Index, Financial Statements and Independent Auditors' Report as of December 31, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AETNA 401(k) PLAN

By: ______________________
Elease E. Wright
Sr. Vice President, Human Resources
Aetna Inc.

Dated: June 25, 2010



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Consent of Independent Registered Public Accounting Firm

Board of Directors
Aetna Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-124619) on Form S-8 of Aetna 401(k) Plan of our report dated June 25, 2010 with respect to the Statements of Net Assets Available for Benefits of the Aetna 401(k) Plan as of December 31, 2009 and 2008, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009, and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Aetna 401(k) Plan.

KPMG LLP

Hartford, Connecticut
June 25, 2010



AETNA 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2009 AND 2008

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

AETNA 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS

Note: The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974 ("ERISA"), but have not been included as they are not applicable:

- Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)
- Schedule of Reportable Transactions
- Nonexempt Transactions
- Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
- Schedule of Leases in Default or Classified as Uncollectible.



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Aetna Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 25, 2010

AETNA 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and December 31, 2008

	2009	2008
Assets:		
Investments at fair value:		
Common/collective trusts	$ 1,383,691,492	$ 1,007,979,622
Insurance contracts	1,618,474,727	1,476,769,223
Aetna common stock	322,793,334	312,148,758
Money market funds and self-directed accounts	26,815,639	39,239,035
Total investments	3,351,775,192	2,836,136,638
Participant loans	73,286,120	66,367,499
Receivables:		
Employer contributions	2,419,226	2,714,509
Employee contributions	2,653,874	1,948,877
Investment income	540	253,909
Other receivables	10,882	12,895
Total receivables	5,084,522	4,930,190
Total assets	3,430,145,834	2,907,434,327
Liabilities:		
Accrued expenses	803,627	860,402
Unsettled trades and other liabilities	263,745	62,206
Total liabilities	1,067,372	922,608
Net assets reflecting all investments at fair value	3,429,078,462	2,906,511,719
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(40,184,982)	66,368,154
Net assets available for plan benefits:	$ 3,388,893,480	$ 2,972,879,873

See accompanying notes to the financial statements.

AETNA 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

	2009
Additions to assets attributed to investment income:	
Net appreciation in fair value of investments:	
Common/collective trusts	$ 285,447,904
Aetna common stock	33,401,144
Self-directed accounts	4,204,399
Total appreciation	323,053,447
Interest	58,802,570
Dividends	414,756
Total investment income	382,270,773
Contributions:	
Participant	154,637,957
Employer	49,537,463
Total contributions	204,175,420
Total additions	586,446,193
Deductions:	
Benefits paid to participants	165,826,340
Administrative expenses	4,606,246
Total deductions	170,432,586
Net increase	416,013,607
Net assets available for benefits:	
Beginning of year	2,972,879,873
End of year	$ 3,388,893,480

See accompanying notes to the financial statements.

1. Description of Plan

The following description of the Aetna 401(k) Plan ("the Plan" or "401(k)") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. General

The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan that provides retirement income to eligible employees. Effective January 1, 2002, employees of Aetna Inc. ("the Company") are immediately eligible for Plan participation upon the employee's employment commencement date.

b. Administration

The Plan has multiple investment options for eligible employees. On July 1, 2008 the Plan's recordkeeper, CitiStreet LLC ("CitiStreet") was acquired by ING Groep N.V. ("ING"). Following the acquisition by ING, the CitiStreet name was changed to ING Institutional Plan Services, LLC ("ING IPS"). The Plan trustee is State Street Bank ("State Street").

c. Contributions

Effective January 1, 2008, the Plan added a Roth 401(k) feature, allowing participants to contribute dollars to a Roth account on an after-tax basis.

Participant Contributions

Non-highly compensated employees may elect to contribute 1% to 40% of their eligible pay on a pre-tax basis and/or on an after–tax basis as a Roth 401(k) contribution. Participants may also contribute 1% to 5% of their eligible pay on an after-tax basis as a traditional (non Roth account) after-tax contribution.

Highly compensated employees[1] may elect to contribute 1% to 20% of their eligible pay on a pre-tax basis and/or on an after-tax basis as a Roth 401(k) contribution, but are not allowed to make traditional after-tax contributions.

Eligible participants may contribute both pretax and Roth 401(k) contributions up to a maximum of $16,500 for tax year 2009 and $15,500 for tax year 2008 in accordance with the Internal Revenue Code (IRC) qualified retirement plan limits.

Employees age 50 and older are allowed to make an additional pretax contribution or Roth 401(k) contribution, or both, to the Plan over and above the IRS plan limits. The maximum amount allowed for catch-up contributions was $5,500 and $5,000 for the tax years ended 2009 and 2008, respectively.

---

[1]Employees whose prior year eligible compensation exceeded $105,000 for Plan year 2009 and $100,000 for Plan year 2008.

Lastly, participants may contribute amounts representing eligible rollover distributions from eligible retirement plans. These rollover amounts are considered to be participant contributions.

Employer Contributions

After completion of one year of service, the Company provides a match of up to 50% of the first 6% of combined pre-tax and Roth 401(k) participant contributions (for a maximum matching contribution of 3% of eligible pay).

If certain subsidiaries meet specific performance targets established each year, eligible employees may, if the Company determines, receive an annual line of business incentive contribution to their 401(k) accounts. The contribution may range from 0 to 5 percent of eligible pay. The Company did not make any line of business incentive contributions in 2009 or 2008.

Participant pre-tax contributions and employer contributions, and earnings thereon, are not taxed until withdrawal. The maximum dollar amount of contributions may vary from year to year, based on the IRC limitations. Contributions are funded after each biweekly payroll cycle.

d. Participant Investment Elections

Participants may direct their investment contributions and employer contributions among nineteen investment options offered by the Plan. The nineteen investment options currently offered include six investment funds, ten target retirement funds, Stable Value Option (SVO), Aetna Common Stock Fund, and a self-managed account. Participants are allowed to change their investment options subject to certain restrictions. For example, certain investment funds are subject to a 30-day transfer restriction, meaning that when a participant transfers assets out of one of these funds, the participant cannot transfer assets back into the same fund for a period of 30 days. In addition, participant elections to invest in the Aetna Common Stock Fund are limited to no more than 20 percent of the participant's account balance.

e. Participant Accounts

On a biweekly basis, each contributing participant's account is credited with the participant's contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Investment fund earnings are net of expenses.

f. Vesting

Participants are vested in their deferral contributions plus actual earnings thereon. Participants are vested in the Company's matching contributions (plus earnings) after one year of service. Because participants are not eligible for a matching contribution until completion of one year of service, the effect is that such contributions are immediately vested when made.

(Continued)

g. Participant Loans

Participants may borrow from their Plan account the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. A $50 per loan origination fee is charged to participants upon withdrawal. The amounts held for loans receivable are stated at amortized cost. Interest rates on loans outstanding range from 4.25% to 11.00% as of December 31, 2009 and 5.00% to 11.50% as of December 31, 2008.

h. Payment of Benefits

On termination of service, a participant with a vested account greater than $5,000 may elect to take a lump sum distribution or roll over their account balance to another qualified plan or IRA, or may defer payment to a later date. Participants with a vested interest less than $5,000 may elect to take a lump sum distribution or roll over their account balance to another qualified plan or IRA. Participants who do not make an election with balances ranging from $1,000 to $5,000, will automatically have their balances rolled over to a traditional IRA.

i. Participant Forfeitures

Forfeitures that occur may vary from year to year depending upon various Plan activities such as forfeited accounts transferred to the Plan from acquired companies, and vesting rules regarding former performance-based match programs. If a participant terminates employment without being fully vested, any unvested Company contributions (and earnings thereon) will be forfeited in accordance with the Plan's terms. For the years ended December 31, 2009 and 2008, forfeited nonvested accounts totaled approximately $2,861,576 and $2,409,024, respectively. These forfeitures were or will be used to reduce future employer contributions or to offset plan expenses. In 2009 and 2008, forfeited nonvested accounts offset employer contributions by $0 and $1,000,000, respectively. Forfeitures are invested in the SVO fund (Note 4).

2. Summary of Accounting Policies

a. Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and determined there were no items to disclose other than those items indicated within Note 13.

b. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to financial statements. Accordingly, actual results may differ from reported results using those estimates.

(Continued)

c. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value on the Statement of Net Assets Available for Benefits with an adjustment from fair value to contract value for fully benefit-responsive investment contracts. Changes in the carrying value for fully benefit-responsive investment contracts and changes in fair value for all other investments are included in net appreciation of fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

d. Plan Expenses

Investment management and advisory fees are deducted from fund earnings. Administrative expenses relating to plan administration, trustee, accounting and legal fees are charged based on a percentage of the Plan's assets and allocated to each of the investment options.

e. Payment of Benefits

Benefits are recorded when paid. Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for benefits.

f. New Accounting Standards

Fair Value Measurements – Assessing Fair Value in Market Conditions That Are Not Orderly
In April 2009, the Financial Accounting Standards Board ("FASB") released updates to the accounting guidance for measuring the fair value of assets and liabilities. These updates provide clarification as to how to determine the fair value of assets and liabilities in distressed economic conditions and also require greater disaggregation of debt and equity securities within the plan's fair value measurements disclosures. This accounting guidance was effective on June 30, 2009 and did not impact the plan's net assets available for benefits or changes therein.

Codification:
In June 2009, the FASB released *FASB Accounting Standards Codification*™ ("Codification"). Beginning in September 2009, all existing accounting standard documents were superseded, and Codification became the single source of authoritative GAAP. Codification did not result in any change in the plan's significant accounting policies.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)
In September 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-12, "Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent"). ASU No. 2009-12 provides guidance about using net asset value to measure the fair value of interests in certain Investment Funds and requires additional disclosures about interests in Investment Funds. The Plan adopted ASU No. 2009-12 during the year ended December 31, 2009. Since the plan's current fair value measurement policies are consistent with ASU No. 2009-12, adoption did not affect the plan's Statement of Net Assets Available for Benefits.

(Continued)

Subsequent Events
On December 31, 2009, the Plan adopted FASB Accounting Standards Codification "ASC" 855, *Subsequent Events*, which provides guidance about the disclosure requirements relating to events occurring after the balance sheet date but before the financial statement report issuance date through which subsequent events are assessed. Typically, this date coincides with the report issue date. The adoption of this standard did not have a material impact on the financial statements.

3. Investments

The following presents investments, at fair value, that represent five percent or more of the Plan's net assets:

	December 31,	
	2009	**2008**
Stable Value Option (Note 4)	$ 1,622,560,277	$ 1,498,086,907
SSgA S&P 500 Flagship Fund Series A	547,622,085	427,943,145
Aetna Common Stock	322,793,334	312,148,758
SSgA Daily EAFE Index Securities Lending Fund Series T	221,744,219	155,168,981

Fair Value Measurements

Certain of the plan's financial assets are measured at fair value in our Statement of Net Assets Available for Benefits. The fair values of these assets are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP. The following are the levels of the hierarchy and a brief description of the type of valuation information ("inputs") that qualifies a financial asset or liability for each level:

- **Level 1** – Unadjusted quoted prices for identical assets in active markets.
- **Level 2** – Inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable markets.
- **Level 3** – Developed from unobservable data, reflecting management's own assumptions.

When quoted prices in active markets for identical assets are available, management uses these quoted market prices to determine the fair value of financial assets and classifies these assets as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, management estimates fair values using valuation methodologies based on available and observable market information. These financial assets would then be classified as Level 2. If quoted market prices are not available, management determines fair value using an analysis of each investment's financial performance. In these instances, financial assets may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following is a description of the valuation methodologies used for the Plan's financial assets measured at fair value:

Common/Collective Trusts – Common/collective trusts invest in other collective investment funds otherwise known as the underlying funds. The Plan's interest in the common/collective trust funds are based on the fair values of the underlying investments of the underlying funds. The underlying assets consist of U.S. Treasury, agency, corporate, mortgage-backed, commercial mortgage-backed and asset-backed securities, U.S. and international stocks, bonds and cash and cash equivalents. Investments in collective trust funds are valued at their respective net asset value per share/unit on the valuation date.

Guaranteed Insurance Contracts – Investments in insurance contracts are valued based on the fair value of the underlying assets plus the total wrap rebid value. Refer to Note 4 for additional information related to the insurance contracts.

Money Market Funds – Investments in money market funds are stated at fair value, which approximates amortized cost because the underlying investments are comprised of short-term, highly liquid investments.

Employer Common Stock and Participant Self-Directed Accounts – Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments in Aetna common stock and investments in the participant self-directed accounts.

The Plan's financial assets with changes in fair value that are measured on a recurring basis at December 31, 2009 and 2008 were as follows:

	2009			
	Level 1	Level 2	Level 3	Total
Assets:				
Common/collective trusts	$ —	$ 1,383,691,492	$ —	$ 1,383,691,492
Insurance contracts	—	1,618,474,727	—	1,618,474,727
Money market funds	—	10,679,771	—	10,679,771
Employer common stock and self directed accounts	338,929,202	—	—	338,929,202
Total	$ 338,929,202	$ 3,012,845,990	$ —	$ 3,351,775,192

	2008			
	Level 1	Level 2	Level 3	Total
Assets:				
Common/collective trusts	$ —	$ 1,007,979,622	$ —	$ 1,007,979,622
Insurance contracts	—	1,476,769,223	—	1,476,769,223
Money market funds	—	28,451,713	—	28,451,713
Employer common stock and self directed accounts	322,936,080	—	—	322,936,080
Total	$ 322,936,080	$ 2,513,200,558	$ —	$ 2,836,136,638

(Continued)

4. Stable Value Option (SVO)

The Plan's SVO holds investments in fully benefit-responsive investment contracts. The SVO is comprised of eight synthetic guaranteed investment contracts ("Synthetic GICs") that provide stable value guarantees and a cash and cash equivalent account, which collectively are managed by Invesco Institutional, Inc. ("INVESCO"). The Synthetic GICs are supported by investment portfolios holding a diversified mix of high quality, publicly traded, fixed income securities. As of December 31, 2009 and 2008, the investment sub-advisors responsible for managing these investments with INVESCO, were Blackrock Financial Management, Inc., ING Investment Management, Jennison Associates, and PIMCO.

The interest rates generated by these Synthetic GICs and the cash and cash equivalent account were blended together to determine the following six-month SVO rate credited to participant accounts:

	SVO Credited Interest Rates	
	2009	2008
January – June	3.20%	4.70%
July – December	3.50%	4.40%

	SVO Average Yields	
	2009	2008
Based on actual earnings	3.25%	6.47%
Based on interest rate credited to participants	3.60%	4.79%

The SVO is presented at fair value on the Statement of Net Assets Available for Benefits (with an adjustment from fair value to contract value) and on Schedule I. The fair value of the Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the cash and cash equivalent account equals the contract value.

The SVO contract value represents the participant's principal balance plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the investment advisors. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the investment advisors to terminate the agreement prior to the scheduled maturity date.

(Continued)

The following tables present the fair value, adjustment to contract value and issuer rating for all Synthetic GICs held at December 31, 2009 and 2008:

2009:

Contract Issuer and Contract Number	Issuer rating	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value
ING Life & Annuity Contract 60103	A+/A2	$ 106,917,766	$ 147,118	$ (4,557,339)
ING Life & Annuity Contract 60104	A+/A2	10,346,757	17,153	(115,564)
ING Life & Annuity Contract 60106	A+/A2	245,608,389	—	7,440,911
ING Life & Annuity Contract 60269	A+/A2	212,364,786	194,658	(5,631,331)
Monumental Life Insurance Contract MDA-00728TR	AA-/A1	304,441,540	—	(8,775,571)
Rabobank Nederland Contract AET120501-T	AAA/Aaa	252,628,767	463,529	(6,718,027)
JP Morgan Chase AAETNA-ICG	AA-/Aa1	240,516,351	660,892	(10,931,724)
Pacific Life Insurance G-27330.01.001	AA-/A1	243,539,294	627,727	(10,896,337)
SSB Yield Enhanced STIF	NR/NR	4,085,550	—	—
Total		$ 1,620,449,200	$ 2,111,077	$ (40,184,982)

2008:

Contract Issuer and Contract Number	Issuer rating	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value
ING Life & Annuity Contract 60103	AA/Aa3	$ 95,140,118	$ 138,058	$ 3,865,381
ING Life & Annuity Contract 60104	AA/Aa3	9,307,937	13,476	536,807
ING Life & Annuity Contract 60106	AA/Aa3	223,156,781	168,831	23,679,866
ING Life & Annuity Contract 60269	AA/Aa3	200,444,488	164,268	6,070,032
Monumental Life Insurance Contract MDA-00728TR	AA/Aa3	284,331,909	406,990	7,871,305
Rabobank Nederland Contract AET120501-T	AAA/Aaa	229,736,941	375,110	6,673,617
JP Morgan Chase AAETNA-ICG	AA-/Aaa	216,682,992	—	8,844,739
Pacific Life Insurance G-27330.01.001	AA/Aa3	216,701,324	—	8,826,407
SSB Yield Enhanced STIF	NR/NR	21,317,684	—	—
Total		$ 1,496,820,174	$ 1,266,733	$ 66,368,154

5. Plan Termination

Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall make no further contributions. The Plan's trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

6. Tax Status

The Internal Revenue Service has informed the Plan administrator in correspondence in the form of a favorable determination letter dated March 27, 2003, that as of that date the Plan was qualified and the trust established under the Plan was tax-exempt, under the applicable sections of the Internal Revenue Code (the "Code"). A request for an updated determination letter was submitted on February 2, 2009, and remains pending. The Plan administrator believes that the Plan continues to be qualified under the Code.

7. Related-Party Transactions

Certain Plan investments are managed by State Street Global Advisors (SSgA), a division of State Street Bank and Trust Company. State Street Bank is the Plan Trustee as defined by the Plan and, therefore, these investments constitute party-in-interest transactions.

The Plan invests in the Aetna Common Stock Fund, which consists primarily of the Plan Sponsor's own stock, and therefore, the Plan's investments in the Aetna Common Stock Fund constitute party-in-interest transactions.

The Plan's SVO includes four ING Life & Annuity Company insurance contracts. ING IPS is the Plan recordkeeper. Both entities are owned by ING and, therefore, these transactions constitute party-in-interest transactions.

Fees paid during the Plan year for legal, accounting, actuary and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Employer Contribution Receivable

At December 31, 2009 and 2008, respectively, a contribution receivable of $2,030,356 and $2,216,657 was recorded to accrue for year-end employer matching contributions for certain employees whose pretax deferrals had not been made proportionately over the course of the year.

Accrued employer matching contributions for the days remaining after the last pay cycle of the year totaled $388,870 and $497,852 for December 31, 2009 and 2008, respectively.

9. Employee Contribution Receivable

Accrued participant contributions for the days remaining after the last pay cycle of the year totaled $2,653,874 and $1,948,877 for December 31, 2009 and 2008, respectively.

10. Other Receivable

At December 31, 2009 and 2008, respectively, other receivables of $10,882 and $12,895 were recorded to accrue for year-end fund transactions that were settled in the following year.

(Continued)

11. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500, Schedule H:

	2009	2008
Net assets available for benefits per the financial statements	$ 3,388,893,480	$ 2,972,879,873
Amounts allocated to withdrawing participants	(1,137,623)	(1,597,146)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	40,184,982	(66,368,154)
Net assets available for benefits per Form 5500	$ 3,427,940,839	$ 2,904,914,573
Increase in net assets per the financial statements	416,013,607	
Net change in amounts allocated to withdrawing participants	459,523	
Net change on adjustment from contract value to fair value for fully benefit-responsive investment contracts	106,553,136	
Net income per Form 5500	$ 523,026,266	
Benefits paid to participants per the financial statements	165,826,340	
Amounts allocated to withdrawing participants	(459,523)	
Benefits paid to participants per Form 5500	$ 165,366,817	

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. Also, investments are recorded at fair value on the Form 5500 and at fair value (with an adjustment from fair value to contract value) on the accompanying financial statements.

12. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

13. Subsequent Event

Effective January 1, 2010, the Company will decrease its employer match from a maximum of 3% to 1.5% of eligible pay.

Aetna 401(k) Plan

Schedule I - Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2009

(a)	(b) Name of Investment	(c) Description of Investment	(d) Shares/Units Held	(e) Share/Unit Price	(d) x (e) Current Value
*	SSB Short Term Investment Fund	Money Market Fund	6,594,221.230	1.000	$ 6,594,221
*	SSgA Daily EAFE Index SL Series Fund - Class T	Common/Collective Trust	12,494,743.820	17.747	221,744,219
*	SSgA Passive Bond Market Index SL Series Fund - Class A	Common/Collective Trust	3,526,982.472	20.650	72,832,188
*	SSgA REIT Index Series Fund - Class A	Common/Collective Trust	1,918,101.097	21.034	40,345,338
*	SSgA Russell 2000 Index SL Series Fund - Class A	Common/Collective Trust	5,630,855.729	21.431	120,674,869
*	SSgA S&P 500 Flagship SL Series Fund - Class A	Common/Collective Trust	2,415,539.308	226.708	547,622,085
*	SSgA S&P MidCap Index NL Series Fund - Class A	Common/Collective Trust	5,269,751.498	26.690	140,649,667
*	SSgA Target Retirement Income SL Series Fund - Class A	Common/Collective Trust	798,397.676	11.951	9,541,651
*	SSgA Target Retirement 2010 SL Series Fund - Class A	Common/Collective Trust	937,101.654	11.815	11,071,856
*	SSgA Target Retirement 2015 SL Series Fund - Class A	Common/Collective Trust	2,788,340.685	10.603	29,564,776
*	SSgA Target Retirement 2020 SL Series Fund - Class A	Common/Collective Trust	3,658,985.395	11.671	42,704,019
*	SSgA Target Retirement 2025 SL Series Fund - Class A	Common/Collective Trust	3,350,984.123	10.326	34,602,262
*	SSgA Target Retirement 2030 SL Series Fund - Class A	Common/Collective Trust	3,570,030.268	11.501	41,058,918
*	SSgA Target Retirement 2035 SL Series Fund - Class A	Common/Collective Trust	3,278,230.556	10.037	32,903,600
*	SSgA Target Retirement 2040 SL Series Fund - Class A	Common/Collective Trust	1,746,684.430	11.602	20,265,033
*	SSgA Target Retirement 2045 SL Series Fund - Class A	Common/Collective Trust	1,578,419.305	10.210	16,115,661
*	SSgA Target Retirement 2050 SL Series Fund - Class A	Common/Collective Trust	240,201.085	8.307	1,995,350
	Stable Value Option				
*	SSB Yield Enhanced STIF	Money Market Fund	4,085,549.570	1.000	4,085,550
	JP Morgan Chase AAETNA-ICG	Insurance Contract	N/A	N/A	241,177,243
	Monumental Life Insurance Contract MDA-00728TR	Insurance Contract	N/A	N/A	304,441,540
	Pacific Life Insurance G-27330.01.001	Insurance Contract	N/A	N/A	244,167,021
	Rabobank Nederland Contract AET120501-T	Insurance Contract	N/A	N/A	253,092,296
*	ING Life & Annuity Contract 60103	Insurance Contract	N/A	N/A	107,064,884
*	ING Life & Annuity Contract 60104	Insurance Contract	N/A	N/A	10,363,910
*	ING Life & Annuity Contract 60106	Insurance Contract	N/A	N/A	245,608,389
*	ING Life & Annuity Contract 60269	Insurance Contract	N/A	N/A	212,559,444
*	Aetna Inc.	Employer Common Stock	10,182,755.000	31.700	322,793,334
	Participant Self-Directed Accounts	Brokerage Accounts	Various	Various	16,135,868
*	Participant Loan Fund	Participant loans; various maturities Interest rates: 4.25% - 11.00%	N/A	N/A	73,286,120
			Total assets held		$ 3,425,061,312

* Party in interest